Exhibit 99.11

PRESS RELEASE

Biogas: TotalEnergies acquires a stake in Ductor to jointly
develop new projects using its innovative technology

Paris, May 24, 2023 – TotalEnergies has acquired a 20% stake in Ductor, a Finland-based start-up that has developed an innovative technology to process high-nitrogen organic waste, such as poultry manure, which is usually difficult to use for biomethane production. By allowing the treatment of new types of input, this technology is helping to accelerate the development of the biogas value chain, thus contributing to the energy transition. It will also enable TotalEnergies to seize new market opportunities.

TotalEnergies has also formed a partnership with Ductor to develop and invest in several biomethane production projects, primarily in the United States and Europe. Ductor already has a pipeline of fifteen to twenty projects, some of which are at an advanced stage. The partners are planning to develop an initial facility in Ohio, United States. Under the terms of this joint venture, TotalEnergies will market the production of the biomethane, and Ductor the production of the sustainable biofertilizers.

"We are pleased to partner with Ductor, a start-up with an innovative pre-treatment technology that will enable us to develop new biomethane production projects, using organic waste that is currently not, or only slightly, reused. By accelerating the biogas chain, this technology contributes directly to the energy transition and to TotalEnergies' ambition of producing 20 TWh of biogas worldwide by 2030," said Olivier Guerrini, Vice President, Biogas at TotalEnergies.

“The partnership with TotalEnergies will allow us to move forward faster and rapidly develop our project portfolio. In today’s world, local energy production, food security and global warming are essential concerns for everyone. Ductor’s solution for repurposing high-grade organic residues into renewable energy and sustainable fertilizer is part of the answer. The markets for organic fertilizer and biogas are expected to grow strongly in the years to come,” said Ductor's Chief Executive Officer Bernard Fenner.

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TotalEnergies and biogas

TotalEnergies is a leading company in the European biogas segment with production capacity of 1.1 TWh. The Company aims to become a major player in the international market by joining forces with leading partners such as Clean Energy, Veolia, and Ductor. It is active across the entire value chain, from project development to marketing of this renewable gas and its byproducts, including biofertilizers and bioCO2. TotalEnergies aims to produce 20 TWh per year by 2030, equivalent to the average annual gas demand of four million French consumers and a reduction in CO2 emissions of around four million tons.

About Ductor

Ductor started in 2009 with the ambitious aim to create a solution that would help solve today’s environmental challenges in the energy and agriculture sector. Today we build, own, and operate microbiological turnkey facilities, turning high nitrogen feedstocks and organic waste from the agricultural sector into sustainable fertilizers and biogas. With two plants in Mexico and Germany and numerous projects in the pipeline, we can prove that we are able to live up to our purpose: We are unlocking bio-resources to make food sustainable and energy clean.

Ductor contact:

Corporate Communications: Jo Christian Lund-Steigedal

+47 415 08 733 l jcs@corpcom.no

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).